LAS ROCAS MINING CORP.
111 W. Gutierrez Street
Santa Barbara, CA  93101
(805)259-9707
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                                                                    June 1, 2007

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Mail Stop 7010
Washington, DC  20549

Attn: Anne Nguyen Parker, Branch Chief

Dear Ms. Parker:

Re: Las Rocas Mining Corp. (the "Company")
    Registration Statement on Form SB-2 - File No. 333-141480

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the company hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 12:00 p.m. (Eastern Standard Time) on June 5, 2007, or as soon thereafter as is practicable.

In connection with the Company's request for acceleration of the effective date of its Registration Statement on Form SB-2, the company acknowledges that:

     (a) Should the commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the commission from taking any action with respect to the filing;

     (b) The action of the commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (c) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Any questions, please contact me at (805)
259-9707.

Very truly yours,

LAS ROCAS MINING CORP.


/s/ Christopher Greenwood
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Christopher Greenwood
President and Chief Executive Officer